Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 28, 2016
Registration No. 333-211954

LINE Corporation

Update and Supplement to Preliminary Prospectus

Dated June 10, 2016

This free writing prospectus relates to the initial public offering of shares of common stock of LINE Corporation in the form of shares or American depositary shares (“ADSs”) in the United States or elsewhere outside of Japan and should be read together with the preliminary prospectus dated June 10, 2016 (the “Preliminary Prospectus”), relating to this offering, included in the Registration Statement on Form F-1 (File No. 333-211954). On June 28, 2016, LINE filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which may be accessed through the following link:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001611820

References to “LINE,” “we,” “us,” “our company,” “the Company” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 1 and supplements and updates the information contained in the Preliminary Prospectus.

Update to Estimated Initial Public Offering Price Range

The estimated initial public offering price range set forth in the Preliminary Prospectus was $25 to $28 per ADS and ¥2,660 to ¥2,980 per share, and has been updated to $26.50 to $31.50 per ADS and ¥2,700 to ¥3,200 per share. The updated dollar range was calculated by translation of the updated yen price range at the rate of ¥101.69 to US$1.00, the approximate rate of exchange on June 27, 2016.

Update to “Risk Factors — Risks Related to Our Busines and Industry — A downturn in macroeconomic conditions may result in reduced demand for our products and services.”

The disclosure set forth in the section of the Preliminary Prospectus “Risk Factors — Risks Related to Our Business and Industry — A downturn in macroeconomic conditions may result in reduced demand for our products and services.” has been revised to add references to the recent referendum by voters in the United Kingdom in favor of the country’s exit from the European Union.

Update to “Risk Factors — If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution.”

The disclosure set forth in the section of the Preliminary Prospectus “Risk Factors — If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution.” has been revised as follows:

If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of ¥2,423 per share as of March 31, 2016 (assuming no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of the over-allotment options to acquire additional shares of our common stock), based on an assumed initial public offering price of shares of our common stock of ¥2,950 per share (equivalent to dilution of $23.83 per ADS based on an assumed initial public offering price of $29 per ADS), the midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share or ADS of the shares of common stock or ADSs that you acquire. For more information, see “Dilution.” This dilution is due in large part to the fact that our earlier investor, NAVER Corporation, paid substantially less than the initial public offering price when it purchased shares of our capital stock. You will experience additional dilution upon exercise of stock options to purchase shares of our common stock or if we otherwise issue additional shares of our common stock or ADSs. For more information, see “Dilution.”

Update to “Use of Proceeds”

The disclosure set forth in the first and second paragraphs of the section of the Preliminary Prospectus captioned “Use of Proceeds” has been revised in its entirety to read as follows:

We estimate that we will receive net proceeds from the sale of shares of our common stock (including shares represented by ADSs) in the global offering of approximately ¥96,223,000,000 after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This estimate is based upon an assumed initial offering price of ¥2,950 per share in the global offering, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus. The international underwriters will purchase shares from us in Japanese yen, including for the portion of shares that will be represented by ADSs. If Morgan Stanley & Co. LLC, as representative of the international underwriters, and Nomura Securities Co., Ltd., as representative of the Japanese underwriters, exercise in full their options, in the aggregate, to purchase up to an additional 5,250,000 shares, we estimate that we will receive net proceeds of approximately ¥111,013,000,000 after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A ¥100 increase (decrease) in the assumed initial public offering price of ¥2,950 per share would increase (decrease) the net proceeds of this offering to us by ¥3,344,000,000, assuming that the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

Update to “Capitalization”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised in its entirety to read as follows:

The following table sets forth our short-term borrowings and capitalization as of March 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the sale of shares of our common stock in the global offering (assuming no exercise of the over-allotment options) at an assumed initial public offering price of ¥2,950 per share (equivalent to US$29 per ADS), the midpoint of the estimated offering price ranges shown on the front cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our repayment of ¥42,000 million in loans.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2016
	Actual	As adjusted	Actual(1)	As adjusted(1)
	(in millions of yen and millions of U.S. dollars)
Short-term borrowings	¥42,058	¥58	$374	$1

Corporate bonds	263	263	2	2

Shareholder’s equity:
Common stock, no par value; 690,000,000 shares authorized; 174,992,000 shares issued and outstanding, actual; and 209,992,000 shares issued and outstanding, as adjusted to give effect to the global offering(2)	12,596	60,707	112	540
Share premium	21,451	69,455	191	618
Accumulated deficit	(19,301)	(19,301)	(172)	(172)
Accumulated other comprehensive income	4,870	4,870	43	43

Equity attributable to the shareholder of the Company	19,616	115,731	174	1,029

Non-controlling interest	(392)	(392)	(3)	(3)

Total shareholder’s equity	19,224	115,339	171	1,026

Total capitalization(3)	¥19,487	¥115,602	$173	$1,028

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥112.42 to US$1.00, the noon buying rate in effect on March 31, 2016 as quoted by the Federal Reserve Bank of New York. The price per share was converted to U.S. dollars at the rate of ¥101.69 to US$1.00, the approximate rate of exchange on June 27, 2016.

(2)	Assumes no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of the overallotment options, and excludes 25,569,000 shares of our common stock issuable upon the exercise of outstanding stock options.

(3)	A ¥100 increase (decrease) in the assumed initial public offering price of ¥2,950 per share of our common stock would increase (decrease) as adjusted total capitalization by approximately ¥3,344,000,000, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of Morgan Stanley & Co. LLC, as representative of the international underwriters, and of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, to purchase, in the aggregate, 5,250,000 additional shares of our common stock from us were exercised in full, as adjusted total shareholder’s equity and total number of shares of our common stock outstanding as of March 31, 2016 would be ¥130,131 million and 215,242,000, respectively.

Update to “Dilution”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Dilution” has been revised in its entirety to read as follows:

If you invest in shares of our common stock or ADSs, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock or ADSs in this global offering and the net tangible book value per share or ADS immediately after the completion of this global offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares. Our net tangible book value as of March 31, 2016 was approximately ¥82 per share of common stock. Net tangible book value per share represents the amount of total assets excluding goodwill and other intangible assets minus the amount of total liabilities, divided by the total number of shares of our common stock outstanding. Dilution is determined by subtracting net tangible book value per share, after giving effect to the additional proceeds we will receive from this global offering, from the assumed initial public offering price per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after March 31, 2016, other than to give effect to our sale of shares of our common stock in the global offering at the assumed initial public offering price of ¥2,950 per share after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2016 would have been ¥527 per outstanding share. This represents an immediate increase in net tangible book value of ¥445 per share to existing shareholders and an immediate dilution in net tangible book value of ¥2,423 per share (equivalent to $23.83 per ADS) to purchasers of shares of our common stock or ADSs in the global offering.

The following table illustrates such dilution on a per share of common stock basis:

Assumed initial public offering price per share of our common stock	¥2,950
Net tangible book value per share of our common stock as of March 31, 2016	¥82
Increase in net tangible book value per share of our common stock attributable to the sale of shares of our common stock in this global offering	¥445

As adjusted net tangible book value per share of our common stock immediately after this global offering	¥527

Dilution in net tangible book value per share of our common stock to new investors	¥2,423

A ¥100 increase (decrease) in the assumed initial public offering price of ¥2,950 per share would increase (decrease) our as adjusted net tangible book value per share after giving effect to the global offering by ¥16 per share and the dilution in net tangible book value per share to new investors in the global offering by ¥84 per share (equivalent to $0.83 per ADS), assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

If the options of Morgan Stanley & Co. LLC and Nomura Securities Co., Ltd. to purchase, in the aggregate, 5,250,000 additional shares of our common stock are exercised in full, the as adjusted net tangible book value per share, as adjusted to give effect to the global offering, would be ¥583 per share, and the dilution in net tangible book value per share to new investors in the global offering would be ¥2,367 per share (equivalent to $23.28 per ADS).

The following table summarizes, as of March 31, 2016, the differences between our existing shareholder and the new investors purchasing shares of our common stock in the global offering, with respect to the respective number of shares purchased, total consideration paid, and average price per share paid, assuming an initial public offering price of ¥2,950 per share, which is the midpoint of the estimated offering price range set forth on the front cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of stock purchased		Total consideration			Average price per share
	Number	Percent	Amount		Percent
Existing shareholder	174,992,000	83.3%	¥12,596,197,697	(1)	10.9%	¥71.98
New investors	35,000,000	16.7	103,250,000,000		89.1	2,950.00

Total	209,992,000	100.0%	¥115,846,197,697		100.0%	¥551.67

(1)	There were no non-cash payments made by NAVER Corporation.

A ¥100 increase (decrease) in the assumed public offering price of ¥2,950 per share of our common stock would increase (decrease) total consideration paid by new investors and average price per share paid by all shareholders by ¥3,500,000,000 and ¥16.67 per share, respectively, assuming a sale of 35,000,000 shares at ¥2,950, the midpoint of the range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of Morgan Stanley & Co. LLC and Nomura Securities Co., Ltd. to purchase, in the aggregate, 5,250,000 additional shares of our common stock are exercised in full, our existing shareholder would own 81.3% and our new investors would own 18.7% of the total number of our shares outstanding upon the completion of this global offering. The primary purposes of the global offering are financing our business expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, marketing new products and services and other general corporate purposes and repaying outstanding debt.

The discussion and tables above also assume no exercise of any outstanding stock options. As of May 31, 2016, there were 25,526,500 shares of our common stock issuable upon exercise of outstanding stock options. See “Management — Stock Options.” To the extent that any of these options are exercised, there will be further dilution to new investors.

Update to “Exchange Rates”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Exchange Rates” has been revised to update the exchange rate information for the year of 2016 and the month of June 2016 released through June 24, 2016.

	Noon Buying Rate
Period	Average(1)	Period End	High	Low
2016 (through June 24, 2016)	—	—	121.06	102.26
June (through June 24)	—	—	109.55	102.26

On June 24, 2016, the noon buying rate of the Federal Reserve Bank of New York for Japanese yen was ¥102.26 per US$1.00.

Update to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Our Global Footprint and Expansion”

The disclosure set forth in the last three paragraphs of the section of the Preliminary Prospectus “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Our Global Footprint and Expansion” has been revised, including the addition of a new paragraph, in its entirety to read as follows:

The growth rate of our active users has slowed recently as the size of our active user base has increased and we have achieved higher market penetration rates, particularly in our leading markets of Japan, Taiwan, Thailand and Indonesia. From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. While we achieved significant user growth in other parts of the world in 2013 and 2014, beginning in early 2015, we have refocused our marketing efforts on key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions. While this effort has led to a continued increase in our MAUs in the four key countries of Japan, Taiwan, Thailand and Indonesia as well as overall MAUs, it has at the same time contributed to a significant decrease in total MAUs outside the four key countries. Our MAUs increased by 38.7% from December 2013 to December 2014, 13.2% from December 2014 to December 2015 and 6.3% from March 2015 to March 2016. We continue to strive to attract and retain new users in new markets by investing in various product offerings available on the LINE platform as well as marketing initiatives.

We believe that the scale and growth of our user base provide us with powerful network effects, whereby LINE becomes more valuable with more users driving further user growth and engagement as well as attracting more advertisers and platform partners. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

We generate revenues in a variety of ways and from various participants active on the LINE platform. Our revenues are primarily generated from games, Stickers and advertising services on the LINE platform as well as from advertising on our web portals. We generated revenues of ¥39,586 million in 2013, ¥86,366 million in 2014, ¥120,406 million in 2015 and ¥33,456 million in the first three months of 2016, representing revenue growth of 118.2% from 2013 to 2014, 39.4% from 2014 to 2015 and 19.0% from the first quarter of 2015 to the first quarter of 2016. For the two years ended March 31, 2016, according to App Annie, LINE ranked as the world’s largest mobile publisher based on nongame gross revenue from iOS App Store and Google Play, combined.

Because our growth in revenues has been in significant part due to our ability to increase our active users, the growth rate of our revenues has slowed in line with the slowdown in the growth rate of our active users as discussed above. As a result, our ability to increase monetization of our users has become more important in order for us to maintain or increase the growth rate in our revenues, and we believe that our future revenue growth will depend on, among other factors, our ability to continue to attract new users while retaining current users, increase user engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers, successfully develop and operate new products and services and expand globally. In this respect, we have improved our offerings to advertisers to better capitalize on our existing user base, and the percentage of our total revenues accounted for by advertising revenues has increased from 27.1% in 2014 to 30.2% in 2015 and further to 35.5% in the first quarter of 2016. We continue to focus on developing new products and services, such as performance ads, that allow us to leverage our existing user base and that are less dependent on the continuing growth of our active users.

Update to “Business — Legal Proceedings”

The disclosure set forth in the third paragraph of the section of the Preliminary Prospectus captioned “Business — Legal Proceedings” has been revised in its entirety to read as follows:

Between December 2015 and May 2016, Uniloc USA, Inc. and Uniloc Luxembourg S.A. filed 16 patent infringement lawsuits related to systems and methods for initiating conference calls against at least 16 instant messaging service providers and telecommunications equipment and solution providers, including us, in the U.S. District Court for the Eastern District of Texas. On June 14, 2016, Uniloc USA, Inc. and Uniloc Luxembourg S.A. filed eight patent infringement lawsuits related to systems and methods for instant VoIP messaging against at least eight wireless telecommunications manufacturers and instant messaging service providers, including us, in the U.S. District Court for the Eastern District of Texas. Both complaints seek unspecified monetary damages, costs and injunctive relief against us. These litigations are still in their early stages and the final outcome, including our liability, if any, with respect to Uniloc’s claims, is uncertain. We intend to vigorously defend against these lawsuits.

Update to “Expenses Relating to This Offering”

The disclosure set forth in the section of the Preliminary Prospectus captioned “Expenses Relating to This Offering” has been revised in its entirety to read as follows:

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of shares of our common stock by us. With the exception of the SEC registration fee, the New York Stock Exchange listing fee and the FINRA fee, all amounts are estimates.

Type of expenses	Amount
SEC registration fee	$80,253
New York Stock Exchange listing fee	125,000
FINRA fee	120,043
Printing and engraving expenses	1,498,000
Legal fees and expenses	8,336,000
Accounting fees and expenses	8,417,000
Miscellaneous	4,707,000

Total	$23,283,296

LINE has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents LINE has filed with the SEC for more complete information about LINE and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained by contacting:

Morgan Stanley & Co. LLC: 1-866-718-1649

Nomura Securities International, Inc.: 1-212-667-9300

Goldman, Sachs & Co.: 1-866-471-2526

J.P. Morgan Securities LLC: 1-866-803-9204